# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLURION TECHNOLOGIES, INC., CIK 0001964979
CUSIP: 02008G102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760
Date of event which requires filing of this statement: 02/20/2025
Amends the filing with accession number 0000950170-25-010486
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Avenue, Floor 7, New York, New York (NY), 10014, (646) 597-6980; Louis Rambo, Proskauer Rose, LLP, 1001, Pennsylvania Ave, NW, Suite 600 South, Washington, District Of Columbia (DC), 20004-2533, (202) 416-6878

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,050,053; sole dispositive power 0; shared dispositive power 1,050,053; aggregate amount beneficially owned 1,050,053 (17.6% of the class)
- RTW Master Fund, Ltd. (CIK 0001493219): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 501,806; sole dispositive power 0; shared dispositive power 501,806; aggregate amount beneficially owned 501,806 (8.4% of the class)
- RTW Innovation Master Fund, Ltd. (CIK 0001776733): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 395,328; sole dispositive power 0; shared dispositive power 395,328; aggregate amount beneficially owned 395,328 (6.6% of the class)
- Roderick Wong, M.D. (CIK 0001493280): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,050,053; sole dispositive power 0; shared dispositive power 1,050,053; aggregate amount beneficially owned 1,050,053 (17.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: ALLURION TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 5,961,714 Shares outstanding, as disclosed in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on February 20, 2025. The Notes held by the RTW Funds are subject to a beneficial ownership conversion limitation such that the RTW Funds cannot convert Notes to the extent it would result in the RTW Funds and their affiliates beneficially owning more than 9.99% of the Issuer's Shares. The Warrants held by the RTW Funds are subject to a Blocker (as defined in Item 4 of Amendment No. 2 to the Schedule 13D), which is currently set at 4.99% and can be increased to 9.99% upon 61 days' prior notice by RTW.

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (02/24/2025)
- RTW Master Fund, Ltd.: /s/ Darshan Patel, Darshan Patel, Director (02/24/2025)
- RTW Innovation Master Fund, Ltd.: /s/ Darshan Patel, Darshan Patel, Director (02/24/2025)
- Roderick Wong, M.D.: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (02/24/2025)